FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  15 March, 2004





                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)





       Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
                   Theale, Reading, Berkshire, England RG7 4SA
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding Disposal dated 15 March, 2004





         BALTIMORE TECHNOLOGIES GENERATES A FURTHER 2.25M CASH
                 THROUGH RESIDUAL ASSET DISPOSAL PROGRAMME

       Stake in Baltimore Technologies Japan sold to Betrusted for GBP2.25m

London UK - 15 March 2004 - Baltimore Technologies plc (London: BLM) today announced that it has reached agreement with Betrusted to sell its remaining stake in Baltimore Technologies Japan (BTJ) to Betrusted for GBP2.25m in cash, the proceeds of which will be used for general corporate purposes. Baltimore will make a net gain of GBP2.25m from this disposal.

Comment

Bijan Khezri, Executive Chairman of Baltimore Technologies, commented:

"The disposal of our residual holding in BTJ to Betrusted generates a further GBP2.25m of additional value for Baltimore shareholders. This demonstrates the Board's commitment and ability to optimise the value of Baltimore's remaining non-cash assets. The Board continues to focus on driving value for our shareholders and exploring the strategic options facing the company going forward.

As previously stated we look forward to updating shareholders on progress at the time of our full year results announcement at the end of March."

                                    - ENDS -
For further information:

Smithfield           +44 (0) 20 7360 4900
Andrew Hey
Nick Bastin
Will Swan

Information on Baltimore Technologies

Following the completion of the disposal of Baltimore Technologies' core PKI business on 2 December 2003, the continuing Group's assets consist primarily of cash, the Company's residual hardware and software support businesses and a range of property interests. The management is currently reviewing a number of strategic options, principally reinvesting the cash by acquiring another business, or returning cash to shareholders, or a combination of both.

www.baltimore.com

Information on BTJ

Baltimore Technologies Japan is one of the leading suppliers of e-security solutions and Public Key Infrastructure (PKI) technology in Japan. The company was established as a result of the acquisition by Baltimore Technologies plc of a majority shareholding in its privately held Japanese distributor, NSJ Corporation, in March 2000. NSJ Corporation has pro-actively marketed and sold Baltimore's PKI systems, cryptographic toolkits and security solutions in Japan since 1997 and has extensive experience in the provision of e-commerce and e-security solutions to major organisations, banks and the Government in Japan.

                                      ###

Certain statements that are not historical facts including certain statements made over the course of this document may be forward-looking in nature. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of Baltimore Technologies to be materially different from any future results, performance or achievements implied by such forward-looking statements.



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                Baltimore Technologies plc





                By:

                Name:       Dennis Paul Kelly
                Title:      Chief Financial Officer & Chief Operating Officer




Date: 22 March, 2004